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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          OptiCare Health Systems, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   68386P 10 5
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                                 (CUSIP Number)

                                Steven L. Ditman
                             Chief Financial Officer
                          OptiCare Health Systems, Inc.
                               87 Grandview Avenue
                               Waterbury, CT 06708
                                   203-596-2236
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 13, 1999
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            (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Section) 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

------------------------                                ------------------------
CUSIP NO. 68386P 10 5                                      Page  2  of  6  Pages
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     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1    Allan L.M. Barker
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*                                                        [ ]
       OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                                 [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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   NUMBER OF     7   SOLE VOTING POWER
    SHARES           660,505      7.3%
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY      8   SHARED VOTING POWER
     EACH            0
   REPORTING    ----------------------------------------------------------------
    PERSON       9   SOLE DISPOSITIVE POWER
     WITH            660,505      7.3%
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     660,505
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%
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14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                     Page 3 of 6

This Statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of OptiCare Health Systems, Inc., a Delaware corporation formerly known as Saratoga Resources, Inc. This Statement is being filed by the Reporting Person (as defined herein) to report acquisitions of Shares as a result of which the Reporting Person may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Information contained in this statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

        (i) Name and Issuer: OptiCare Health Systems, Inc., a Delaware corporation formerly known as Saratoga Resources, Inc. (hereinafter referred to as the "Company" or "Issuer").

        (ii) Address of the Principal Executive Offices of Issuer: 87 Grandview Avenue, Waterbury, CT 06708.

        (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $.001 par value (the "Common Stock").

Item 2. Identity and Background.

        (a)-(c) This statement is being filed on behalf of Allan L.M. Barker (the "Reporting Person").

                  Allan L.M. Barker's principal employment is President of the Integrated Eyecare Services Division of OptiCare Health Systems, Inc. The business address and principal office of the Reporting Person is 112 Zebulon Court, Rocky Mount, NC 27804.

        (d)(e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a citizen of the United States of America.


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                                                                     Page 4 of 6

Item 3. Source and Amount of Funds or Other Consideration.

        This filing relates to 660,505 shares of the issuer's Common Stock held by the Reporting Person. The Common Stock held by the Reporting Person was issued to him in exchange for shares of PrimeVision Health, Inc. ("Prime") common stock he owned prior to the merger (the "Prime Merger") pursuant to the terms set forth in an Agreement and Plan of Merger, dated as of April 12, 1999 among the Issuer, PrimeVision Shellco Merger Corporation, Prime, OptiCare Shellco Merger Corporation and OptiCare Eye Health Centers, Inc. ("the Merger Agreement"). In the Prime Merger each outstanding share of common stock of Prime was converted into the right to receive 0.3138 shares of the Common Stock of the Issuer. No other consideration was used to acquire the Common Stock.

Item 4. Purpose of Transaction.

        The Shares held by the Reporting Person have been acquired for investment purposes. The Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. The Reporting Person may at any time and from time to time acquire additional Shares or sell such Shares. The Reporting Person has no plans to effect any of the transactions required to be described in Item 4 of
        Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a) The Reporting Person beneficially owns 660,505 shares of Common Stock, which constitutes approximately 7.3% of the Company's outstanding shares of Common Stock.

             The above calculation is based on outstanding Shares information derived from pro forma projection in the Company's Registration Statement on Form S-4 (Registration No. 333-78501) projecting the number of shares which would be outstanding after the consummation of the merger described above. The Company has not filed any periodic reports since the consummation of the transactions contemplated by the Merger Agreement.

        (b) The Reporting Person has the sole power to vote and the sole power to dispose of the 660,505 shares of Common Stock he beneficially owns.

        (c) Prior to the Prime Merger described above, the Reporting Person held approximately 2,100,000 shares of Prime Common Stock received pursuant to the terms of a Settlement Agreement dated as of April 9, 1999, among Prime, Dr. Allan L.M.


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                                                                     Page 5 of 6

             Barker, Dr. D. Blair Harrold, Optometric Eye Care Center, P.A., Steven B. Waite, Bank Austria AG, and Bank Austria Bank Austria Corporate Finance, Inc. There were no other purchases or sales of the Shares by the Reporting Person in the past 60 days.

        (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares beneficially owned by the Reporting Person.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        In connection with the closing of the Merger Agreement the Reporting Person was appointed to serve on the Board of Directors of the Issuer.

        In connection with the closing of the Merger Agreement, the Reporting Person entered into a lock-up agreement with the Company in which he (i) agreed not to sell any shares of Common Stock he may own directly for a period of 180 days following the closing of the mergers and (ii) agreed to give the Company a right of first refusal to purchase any shares of Common Stock owned directly by him that he may wish to sell prior to August 13, 2001.


Item 7. Material to Be Filed as Exhibits

        None.

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                                                                     Page 6 of 6

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 27, 1999                        /s/  Allan L.M. Barker
                                              ----------------------------------
                                                   Allan L.M. Barker